King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

August 20, 2019

VIA EDGAR AND UPS

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate and Commodities 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Stacie Gorman	FOIA Confidential Treatment Requested by Jamestown Invest I, LLC Pursuant to 17 C.F.R. § 200.83

Re:	Jamestown Invest 1, LLC
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted May 15, 2019
CIK No. 0001751158

Dear Ms. Gorman:

On behalf of our client, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”), we hereby confidentially submit this letter and the following information in response to a letter dated May 31, 2019 (the “Staff Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A, confidentially submitted on May 15, 2019 (the “Offering Statement”). We are also concurrently confidentially submitting an amended version of the Offering Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff Letter. This letter and the Revised Draft are being confidentially submitted pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (“Rule 252(d)”), for non-public review by the Staff of the Commission prior to the public filing of the Revised Draft.

The Company has advised us that, pursuant to Rule 252(d), the Revised Draft shall not be qualified less than twenty-one (21) calendar days after the public filing with the Commission of the initial non-public submission of the Revised Draft, all non-public amendments, and all non-public correspondence submitted by or on behalf of the Company to the Staff regarding such submissions (subject to any separately approved confidential treatment request).

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Matt Bronfman

Jamestown Invest 1, LLC

August 20, 2019

Amendment No. 2 to Confidential Draft Submission

Cover Page

1.	We note your response to comment 1 of our letter and reissue our comment in part. Please revise your cover page, and elsewhere as appropriate, to clarify when your offering will terminate.

The Company notes note that pursuant to Rule 251(d)(3)(i)(F) of Regulation A, the securities may be offered or sold within three years from the initial qualification date. In response to the Staff’s comments, the Company has revised our disclosure on the cover page and on page xii of the Revised Draft.

2.

We note your response to comment 2 of our letter. Please revise footnote 3 to the table to state, if true, that the issuer will not directly or indirectly reimburse the Manager for the payment of selling commissions. In this regard, we note that the company is “not obligated” to reimburse the Manager for organization and offering costs, however, we also note that you plan to reimburse your Manager for operating expenses, including out-of-pocket expenses paid to third parties that provide services to you. We also note that you will pay your Manager a quarterly Fund Administration Fee equal to .6% per annum, which will be based on your net offering proceeds until the end of the first complete fiscal quarter after you break escrow. Since the commission your manager will pay to North Capital Private Securities also equals .6%, it may appear that you are indirectly reimbursing your manager for the amount to be paid to NCPS. Please advise.

In response to the Staff’s comments, the commission paid to North Capital Private Securities by our Manager will not be charged separately to our investors. Although the rate percentages for the commission and the Fund Administration Fee are similar, the Company notes that the Fund Administration Fee is an on-going fee that will be based on our net offering proceeds until the end of the first complete fiscal quarter after we break escrow, after which it will be based on our NAV at the end of the prior quarter. In contrast, the commission paid to North Capital Private Securities is a one-time fee that will be based on the proceeds from the sale of our common Shares. Notwithstanding, the Company has revised our disclosure on the cover page and pages viii and ix of the Revised Draft.

Management Compensation, page 4

3.

We note that you have filed a form of sub-advisory agreement. Please disclose the amounts to be paid to your sub-advisor. If such amounts are to be paid solely from fees paid to the manager, please clarify this in the compensation table.

In response to the Staff’s comments, and consistent with our conversation with the Staff, the Company has revised our disclosure on pages 5 and 50 of the Revised Draft.

Quarterly Share Price Adjustments, page 9

4.

If an individual subscribes to purchase your shares prior to the date that you establish your next NAV, but the subscription agreement is not accepted until after that date, the investor will pay the new price. You also state, on page 106, that following the date on which the minimum offering amount has been achieved, subscriptions will be binding upon investors and will be accepted or rejected within 30 days of receipt by you. Please revise to explain how investors will know the price at the time of sale.

Matt Bronfman

Jamestown Invest 1, LLC

August 20, 2019

In response to the Staff’s comments, the Company has revised our disclosure on the cover page and pages iv, 9, 35 and 79 of the Revised Draft.

Offering Summary

Quarterly Redemption Plan, page 10

5.

We note your response to comment 8. You state that the redeeming investor will be informed of the third-party costs during the redemption process. Please confirm that the redeeming investor will be informed of such costs before expiration of the withdrawal period. Please also revise to state if all third-party costs will be applied to everyone on an equal basis.

The Company confirms that redeeming investors will be informed of third-party costs for redemptions prior to the expiration of the withdrawal period. Accordingly, in response to the Staff’s comments, the Company has revised our disclosure on pages viii, 11 and 81 of the Revised Draft.

Risk Factors

Our operating agreement will provide that courts located...

Our operating agreement requires that each shareholder waive..., page 24

6.

We note your response to comment 3 of our letter. We note that the exclusive forum provision and waiver of jury trial applies to claims brought under the federal securities laws. Please revise your offering circular to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Please also ensure that the governing documents clearly state this.

In response to the Staff’s comments, the Company has revised our disclosure on (i) page 24 of the Revised Draft, (ii) Section 14.14 of the Amended and Restated Operating Agreement attached as Exhibit 2.3 of the Revised Draft and (iii) Section 13.16 of the Amended and Restated Operating Partnership Agreement attached as Exhibit 15.1 of the Revised Draft.

Description of our Common Shares, page 69

7.

Please revise this section to describe provisions in your governing documents that have the effect of limiting shareholder rights, such as the exclusive forum and jury trial waiver provisions contained in your Amended and Restated Limited Liability Company Agreement.

In response to the Staff’s comments, the Company has revised our disclosure on page 74 of the Revised Draft.

Solicitation of Interest Materials, page III-1

8.

Your solicitation of interest materials provide that “if an indication of interest is provided, it may be withdrawn or revoked, without obligation or commitment of any kind prior to being accepted following the qualification of effectiveness of the applicable offering document” and that you will not accept any consideration sent “without such potential investor having been provided the applicable offering document.” Please ensure your communications comply with Rule 255 and clearly state that no money or other consideration is being solicited, and if sent in response, “will not be accepted.” No part of the purchase price can be received until the offering statement is qualified.

Matt Bronfman

Jamestown Invest 1, LLC

August 20, 2019

In response to the Staff’s comments, the Company will revise our solicitation of interest materials going forward.

Subscription Agreement, page III-1

9.	Remove reference to an investor having read, reviewed and understood the risk factors, or other material, in the Offering Circular.

In response to the Staff’s comments, the Company has revised our Subscription Agreement and attached the updated Subscription Agreement as Exhibit 4.1 of the Revised Draft.

***

Matt Bronfman

Jamestown Invest 1, LLC

August 20, 2019

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Revised Draft being submitted with this letter.

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

C. Spencer Johnson, III

cc:	Howard Efron
Wilson Lee
Kim McManus
(Securities and Exchange Commission)

Matt Bronfman
Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)